Exhibit 99.1

For Immediate Release

NOVADAQ Appoints Kirloskar Technologies As Its Exclusive Distributor in India

Canadian Minister of International Trade Hosts Signing Ceremony

Toronto, Ontario – October 16, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced that it has appointed Kirloskar Technologies Pvt., Ltd. (“KTPL”), as the exclusive distributor for the Company’s family of fluorescence imaging technologies in India.

The relationship between the two companies officially kicked off on October 16 with a signing ceremony overseen by the Honourable Ed Fast, Canada’s Minister of International Trade, at JehangirHhall in the Taj Palace Hotel in New Delhi. Following the signing, Kirloskar and the High Commission of Canada hosted an evening event to introduce NOVADAQ, members of the Company’s senior management team and its products to representatives from the Indian Ministry of Health, as well as executives and surgeons from India’s top government and private hospitals.

“NOVADAQ’s products address a significant unmet clinical need in India,” said Amardeep Sethi, Kirloskar’s Managing Director. “We look forward to bringing NOVADAQ products to Indian hospitals because when fluorescence imaging is used it has been proven that outcomes are better. The (ever growing) patient population in India will be the true beneficiary.”

“Global expansion is an important pillar of our growth strategy,” commented Dr. Arun Menawat, NOVADAQ’s President and CEO. “The size of the Indian medical device market, combined with Kirloskar’s industry leading position in the delivery of healthcare solutions in the country, provides us with a meaningful growth opportunity. It also confirms the escalating interest in applying our fluorescence imaging technologies during surgeries performed throughout the world.”

Commenting on the agreement, the Honourable Ed Fast said, “NOVADAQ’s groundbreaking fluorescence imaging technologies represents the very best of Canadian medical technology innovation. I would like to congratulate both companies on this important agreement that will improve care for patients, reduce costs for healthcare providers and create economic benefits for Canadians and Indians alike.”

About Kirloskar Technologies Pvt., Ltd

KTPL has been a successful healthcare enterprise for than two decades and is a part of the 100-year-old, $ 1.2 billion Kirloskar Group conglomerate. KTPL exclusively markets various kinds of India specific, high tech medical equipment manufactured by leading global companies and has a wide network of coverage throughout India. Currently 175 major Government hospitals, Medical Colleges and Private Hospitals and more than 100 Catheterization Laboratories are using KTPL represented products. The service team of KTPL ensures continuous performance of the equipment with 95% uptime.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com